SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of AUGUST, 2004

                               THE RANK GROUP PLC
                 (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                                                                  17 August 2004

                               The Rank Group Plc
                               Notice of Results

The Rank Group Plc advises that it will announce its interim results for the 6 months ended 30 June 2004 on Friday 3 September 2004.

Enquiries:

The Rank Group Plc
Peter Reynolds, Director of Investor Relations         020 7535 8000

Maitland
Suzanne Bartch                                         020 7379 5151

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  31 August 2004

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary